June 27, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GlobalTech Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2023
Request for a 3-Day Extension
File No. 000-56482

Dear Commission:

We are in receipt of your letter dated May 30, 2023. Due to delays with resolving the issue where the audit firm is located 12 hours ahead of our time, we request a 3-Day additional extension to respond to your letter.

Please contact either Tariq Ahmad or myself if there are any issues.

Sincerely,
For GlobalTech Corporation

Dana F. Green
Chief Executive Officer

cc:	Sean Neahusan
Tariq Ahmad

GlobalTech Corporation ● 3550 Barron Way, #13A ● Reno, NV 89511  ● (775) 624-4817